WESMARK FUNDS

One Bank Plaza

Wheeling, WV  26003

February 17, 2010

Via EDGAR

Mr. Keith O’Connell

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

WesMark Funds (the “Registrant”)

File Nos. 333-16157 and 811-07925

Dear Mr. O’Connell:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 25 (“PEA 25”) to the Registrant’s registration statement filed pursuant to the Securities Act of 1933, as amended (the “1933 Act”).

PEA 25 is being filed to update and complete the Registrant’s disclosures in Post-Effective Amendment No. 24 (“PEA 24”) pursuant to the 1933 Act filed on December 21, 2009 on Form N-1A.  PEA 25 (i) reflects changes to PEA 24 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on February 4, 2010, (ii) includes other information not previously included in PEA 24, and (iii) includes certain other required exhibits.

PEA 25 includes a prospectus (the “Prospectus”) and statement of additional information (the “SAI”) for the Registrant.

Set forth in the numbered paragraphs below are summaries of the Staff’s oral comments provided on February 4, 2010 to PEA 24, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 24.

STAFF COMMENTS:  PEA 24 – PROSPECTUS

COMMENT NOS. 1-13 APPLY TO EACH OF THE FIVE SUMMARY SECTIONS IN THE STATUTORY PROSPECTUS

1.

Staff Comment:  If the Registrant will be using a summary prospectus for one or more of the Funds, provide the disclosure required by Rule 498(b) of the 1933 Act.

Registrant’s Response:  The Registrant will not be utilizing a summary prospectus.

2.

Staff Comment:  In the sections titled “Fees and Expenses of the Fund,” in each summary section, confirm whether the waivers and reimbursements indicated in the table are contractual and for a full year.  If so, (i) remove the word “Total” from the penultimate line item in the table, (ii) revise the disclosure in accordance with instruction (e) of Item 3 of Form N-1A and (iii) confirm to the Staff that in the Example, only the first year amount is calculated using the waivers and reimbursements.

Registrant’s Response:  Excluding the WesMark West Virginia Municipal Bond Fund, any waivers and reimbursements by the Adviser or other Fund service providers are voluntary. The Registrant has revised the disclosure in each of the applicable summary sections to remove the waivers and reimbursements from the Fees and Expenses Table and hereby confirms that none of the amounts in the Example sections are calculated using such voluntary waivers or reimbursements.

3.

Staff Comment:  In the sections titled “Principal Investment Strategies of the Fund” in each summary section, revise the disclosure to clarify the types of “investments in small capitalization companies” permitted and to replace the word “similar” with disclosure that more directly links the types of companies invested in to the market capitalization of each index.  In addition, provide the range of capitalizations of the companies in each of the referenced indexes.  Also, in the sentence beginning “The Adviser seeks to select stocks of companies…,” clarify whether “stocks” refers to common stocks or other types of stocks.  Further, if the Funds invest directly in foreign securities or markets, revise the disclosure accordingly.

Registrant’s Response:  The Registrant has revised the disclosure to clarify that the Fund invests in common stocks with market capitalizations less than the top capitalization of the comparable indices.  The Registrant has confirmed with the Adviser that none of the Funds directly purchases foreign securities on foreign stock exchanges but certain Funds do invest in foreign stocks that trade in U.S. markets or investments such as ETFs or ADRs which provide indirect exposure to foreign securities.

4.

Staff Comment:  In the sections titled “Principal Investment Strategies of the Fund” in each summary section, revise the disclosure to clarify the corporate structure of the Adviser.

Registrant’s Response:  The Registrant has revised the disclosure to clarify the corporate structure of the Adviser.

5.

Staff Comment:  The benchmark indexes for Small Company Growth Fund do not include a market capitalization range.  Please include such a range somewhere in the document, which may be after Item 8.

Registrant’s Response:  The capitalization for the Small Company Growth Fund benchmark is defined in the summary section and in the section entitled “More About the Funds Investment Strategies and Risks.”

6.

Staff Comment:  In the sections titled “Principal Risks of Investing in the Fund” in each summary section, determine whether there is specific sector risk and whether that risk is a principal risk or non-principal risk.  If the specific sector risk is a principal risk, revise the disclosure to link that risk to the Fund’s principal investment strategies.

Registrant’s Response:  Sector risk is a primary risk for all equity investments.  The Registrant believes this is in appropriate risk for each of the Fund’s summary sections.

7.

Staff Comment:  In the sections titled “Principal Risks of Investing in the Fund” in each summary section, remove the cross-reference to the SAI.  See General Instruction C(2)(a) of Form N-1A.

Registrant’s Response:  The Registrant has revised the disclosure to remove the cross-reference to the SAI.

8.

Staff Comment:  In the sections titled “Risk/Return Bar Chart” and “Average Annual Total Return Table” in each summary section, revise the disclosure to comply with Item 4 of Form N1-A.  In particular, add the disclosure required by Item 4(b)(2)(i) of Form N-1A.  Remove the sentences “The total returns displayed above are based upon net asset value” and “Return Before Taxes is shown.”  Evaluate the disclosure related to the benchmark indexes for each Fund and limit such disclosure to what is required in Item 4.

Registrant’s Response:  The Registrant has revised the disclosure to comply with Item 4 of Form N1-A.

9.

Staff Comment:  In the sections titled “Portfolio Managers” in each summary section, delete the following:  “, and each has been a principal of the Adviser since its inception in 2001”.

Registrant’s Response:  The Registrant has removed the language in question.

10.

Staff Comment:  In the sections titled “Tax Information” in each summary section, revise disclosure to comply with Item 7 of Form N1-A.

Registrant’s Response:  The Registrant has revised the disclosure to comply with Item 7 of Form N1-A.

11.

Staff Comment:  After the last Fund summary section, provide a short summary of the disclosure required by Item 6 (Purchase and Sale of Fund Shares) and Item 8 (Financial Intermediary Compensation) of Form N-1A.

Registrant’s Response:  The Registrant has revised the disclosure to provide short summaries of the information required in Items 6 and 8 of Form N1-A.

12.

Staff Comment:  At the end of each Fund’s summary section, cross-reference only the information required by Items 6 and 8 of Form N-1A.

Registrant’s Response:  The Registrant has revised the cross-reference as requested.

13.

Staff Comment:  In the section titled “Principal Risks of the Fund” in the WesMark Balanced Fund summary section, if investing in foreign securities is a primary risk, add it as a principal risk of the Fund and revise the Fund’s principal investment strategies accordingly.

Registrant’s Response:  The risks of foreign investing are listed as a principal risk of the WesMark Balanced Fund, and its summary investment strategy addresses this Fund’s ability to invest in foreign securities.

14.

Staff Comment:  In both the WesMark Balanced Fund and the WesMark Government Bond Fund summary sections, collateralized mortgage obligations (“CMO”) risk is included in the principal risk section and should be integrated in each Fund’s principal strategies section.

Registrant’s Response:  The Registrant has revised the principal strategies section disclosure to regarding CMO investments.

15.

Staff Comment:  Delete the footnote reference from the Average Annual Total Return Table on page 18 of the prospectus.

Registrant’s Response:  The Registrant has removed the footnote.

16.

Staff Comment:  In the West Virginia Municipal Bond Fund summary section, revise “West Virginia Risk” to more fully describe the risk.

Registrant’s Response:  The Registrant has revised the disclosure to more fully describe the “West Virginia Risk.”

17.

Staff Comment:  In the section titled “MORE ABOUT THE FUNDS INVESTMENT STRATEGIES AND RISKS,” include under the “Investment Objective” subheading for each Fund whether the investment objective may be changed by the Board of Trustees without shareholder approval per Item 9(a) of Form N-1A.

Registrant’s Response:  The Registrant has added the following disclosure:

The Fund’s Board of Trustees may not change this investment objective without a shareholder vote.

18.

Staff Comment:  In the Advisory Fee section of the statutory prospectus, clarify to which Fund the fee waiver applies and if this is the waiver referenced in the fee table in the summary sections.

Registrant’s Response:  The Registrant has clarified the fee waiver language.

STAFF COMMENTS:  PEA 24 – STATEMENT OF ADDITIONAL INFORMATION

19.

Staff Comment:  Under the section titled “INVESTMENT LIMITATIONS,” the explanation of “Concentration of Investments” excluding bank instruments only applies to money market funds.  Reference old Guide 19.

Registrant’s Response:  In response to your comment regarding a non-fundamental limitation regarding “bank instruments,” the guidance provided in former Guide 19 to old Form N-1A will be addressed with the Board of Trustees of the WesMark Funds at an upcoming Board meeting and, consistent with the Board’s determinations at such meeting, the disclosure relating to the exclusion of domestic bank instruments from the concentration policy, which appears below the disclosure of the non- fundamental investment limitations of the WesMark Funds in the Statement of Additional Information, will be revised appropriately.

* * * * *

The Registrant hereby acknowledges that:

•

Staff comments or changes to disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to the filing;

•

Staff comments or changes to disclosure in response to Staff comments does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or need further clarification, please contact me at (720) 917-0651.

Very truly yours,

/s/ JoEllen L. Legg

JoEllen L. Legg

Assistant Secretary of WesMark Funds

cc:

Todd P. Zerega, Esq.

  Reed Smith LLP